Gary R. Henrie

Attorney at Law

8275 S. Eastern Ave., Suite 200	Telephone: 702-616-3093
Las Vegas, NV 89123	Facsimile: 435-753-2947
E-mail: gary@grhlaw.net

September 27, 2006

Via EDGAR

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Mr. Scott Stringer

Ms. Donna DiSilvio

Mr. Michael Moran

Branch Chief

Division of Corporation Finance

Mail Stop 3561

Washington, D.C. 20549-0404

Re:	Inverted Paradigms Corporation
Form 10-KSB for the calendar year ended December 31, 2005
Filed March 30, 2006
Form 10-QSB for the quarter ended March 31, 2006
Filed May 15, 2006
File No. 000-27131

Dear Ladies and Gentlemen:

As outside counsel to Inverted Paradigms Corporation, we have prepared this letter with management and the Company’s outside auditors in response to the staff’s comment letter dated August 2, 2006, regarding the matters listed above. The staff’s comments are reproduced below in bold italics and followed by the Company’s response. Also, in response to your comments we will file the requested amendments to the appropriate annual and quarterly filings of the Company and will appropriately respond to all comments in future annual and quarterly filings.

General

1.	We note your response to prior comments 1, 2, 3, 5, 6, 7, 9, 10, 18, 19 and 20. Please amend your filings as previously requested and include the proposed revised disclosure contained in your letter.

Response:

We will incorporate our responses into our amended filings.

Liquidity and Capital Resources, page 15

2.	We note your response to our prior comment 4 regarding your discussion of cash flows as it relates to discontinued operations. The numbers provided in your response do not appear to match those reported in the cash flows statements. For instance your response indicates, for 2004, a change in prepaid of $8,393 while the cash flows statement shows a change of $33,980, and your response shows a change in accounts payable of $35,900 while the cash flows show a change of ($179,699). Also, in 2004, $62,664 is reported as net cash provided by discontinued operations separate from net cash provided by (used in) operating, investing and financing activities. We reiterate our comment. Please revise your liquidity discussion to include the substantive reasons for the changes in the components of cash (in this case discontinued operations) and the impact on future cash flows. See Codification of Financial Reporting Releases 501.13.b and 501.13.b.1.

Response:

Please see the proposed amended Cash Flow statement, attached as Exhibit 1. In addition, the liquidity discussion will include the following language in the amended 10-KSB:

Cash flows from discontinued operations consisted of impaired goodwill of $108,400, impaired property and equipment of $2,280, a decrease in prepaids of $8,393, an increase in other assets of $(5,879), an increase in accounts payable of $35,900 and an increase in other liabilities of $24,250 for the year ended December 31, 2004. In 2005, cash flows from discontinued operations consisted of a change in accrued expenses of $18,825. We believe that cash flows from discontinued operations will benefit us since less cash will be used to fund the operations of this business that was unable to generate the cash needed to support its own operations.

Statement of Cash Flows, page F-6

3.	We note your response to our prior comment 8. Please confirm the presentation of cash flows provided by discontinued operations in the amount of $18,825 and $62,664 for 2005 and 2004, respectively, does not combine all operating, investing and financing cash receipts and payments as one separate line item. If so, please revise the statements to conform to the disclosure requirements in SFAS No. 95 that all cash flows from discontinued operations be reported separately as they relate to operating, investing, or financing activities or integrate them within continuing operations. See Joel Levine’s speech at the 33rd AICPA National Conference on Current SEC and PCAOB Developments at www.sec.gov and the transitional guidance in CPCAF Alerts 98 and 90 at http://www.aicpa,org/cpcaf/downloan/news/CPCAFAlert98_041906.pdf.

Please revise both the annual and interim period consolidated statements, as applicable.

Response:

Please see our response in comment 2 above and the proposed amended Cash Flow statement, attached as Exhibit 1.

Note 7. Notes Payable – Stockholders, page F-11

4.	We note your response with regards to our prior comment 11 and reiterate our comment. Please explain your basis for concluding that no charge is required in the financial statements related to the additional consideration of 50,000 shares of common stock with a fair value calculated to be $5,000 based on the closing price of the stock on the date of issuance. Tell us when the stock was issued and the accounting literature re relied upon to support your conclusion.

Response:

No charge had originally been recorded as it was considered to be immaterial to the financial statements. However, in light of the SEC’s comments, we will amend the December 31, 2005 Form 10-KSB, and the March 31, 2006 Form 10-QSB accordingly with the following disclosure:

December 31, 2005 10-KSB Amendment:

The last paragraph of Note 9 on Page F-13 will be amended as follows:

“The Company sold, in a private placement, secured promissory notes in the amounts of $200,000 (the “November 2005 Loan”) and $50,000 to two stockholders in November and December of 2005, respectively. At maturity, in addition to the payment of principal and accrued interest, the Company will deliver, as additional incentive for making the November 2005 Loan, 50,000 shares of our common stock. These shares will be restricted securities, as defined by the Securities Act of 1933, as amended. The November 2005 Loan became effective on November 15, 2005, at which time our stock was trading at $0.10 per share. As a result, $5,000 will be amortized as interest expense over the life of the loan. As of December 31, 2005, the unamortized portion of $3,500 is included in prepaid expenses in the accompanying consolidated balance sheet. In addition, $1,500 has been charged to interest expense for the year ended December 31, 2005 in the accompanying consolidated statement of operations.

Also, as part of the November 2005 Loan, the broker acquired a warrant as compensation, issued by the Company, to purchase 50,000 shares of common stock at $0.50 per share and the warrant is exercisable at issuance. The fair value of the warrant amounts to $2,300 based on the Black-Scholes pricing model and will be amortized over the life of the loan. The Company used the following assumptions in determining this value:

Risk-free rate	4.5%
Expected life	3 years
Volatility	121%
Dividend yield	0%

As of December 31, 2005, the unamortized portion of $1,600 is included in prepaid expenses in the accompanying consolidated balance sheet. In addition, $700 has been charged to interest expense for the year ended December 31, 2005 in the accompanying consolidated statement of operations.”

March 31, 2006 10-QSB Amendment:

Note 6 – Stockholders’ Equity will be amended as follows:

“Secured Promissory Note. On March 9, 2006 (the “March 2006 Loan”), we sold in a private placement, a secured promissory note in the amount of $250,000 to a stockholder. Interest accrues on the outstanding principal balance from and after March 6, 2006 at a rate of 11% per annum. At maturity, October 31, 2006, in addition to the payment of principal and accrued interest, we will deliver as additional incentive for making the loan, 75,000 shares of our common stock. The stock is considered restricted securities as defined by the Securities Act of 1933, as amended. The fair value of these shares is valued at $1,125 and will be amortized over the life of the loan. For the three months ended March 31, 2006, $140 has been expensed, with the unamortized portion of $985 included in current assets in the accompanying consolidated balance sheet. Also, as part of this transaction, the broker acquired a warrant as compensation, issued by the Company, to purchase 50,000 shares of common stock at $0.50 per share and the warrant is exercisable at issuance. The fair value of the warrant amounts to $5,400 based on the Black-Scholes pricing model and will be amortized over the life of the loan. The Company used the following assumptions in determining this value:

Risk-free rate	5%
Expected life	3 years
Volatility	121%
Dividend Yield	0%

As of March 31, 2006, the unamortized portion of $925 is included in prepaid expenses in the accompanying consolidated balance sheet.

In addition, $675 has been amortized in the three months ended March 31, 2006.

Following is a summary of the impact on our consolidated balance sheet and statement of operations relating to our outstanding warrants and restricted shares issued in connection with our debt:

Description	Expense for the Three Months Ended March 31, 2006	Unamortized Portion at March 31, 2006
November 2005 Loan shares	$3,000	$500
November 2005 Loan warrants	1,400	200
March 2006 Loan shares	140	985
March 2006 Loan warrants	675	4,725

5.	With respect to your accounting for the 75,000 shares of common stock delivered as additional incentive for the note sold in March 2006, please tell us how you determined the fair value of the shares to be $1,125.

Response:

The fair value of the 75,000 shares was calculated to be $1,125 based on a per share price of $0.015. We based our valuation on a recent issuance of common stock in connection with the purchase of our SilentSword software. We determined the value of this software was $150,000 based on our negotiations with the seller which resulted in a per share price of $0.015. Statement of Financial Accounting Standards No. 123(R) (As Amended) “Share Based Payment” establishes the measurement principles for transactions in which equity instruments are issued in exchange for the receipt of goods or services. Specifically, Paragraph 7 of SFAS 123(R) states that the fair value of goods or services received in a share-based payment transaction with non-employees is more reliably measurable than the fair value of the equity instruments issued, the fair value of the goods or services received shall be used to measure the transaction.

Note 8 – Income Taxes, page F-12

6.	We note your response to our prior comment 12 regarding the IRS analysis. It appears management does not believe the analysis is required to be completed unless the Company achieves profitability and intends to make use of net operating loss carry forwards. Your current disclosure indicates you have yet to complete the analysis required, implying you are in the process of completing it but just have not yet finished. Please revise to include management’s assessment that the analysis is not required at this point in time and the substantive reasons why.

Response:

U.S. tax rules impose limitations on the use of net operating losses and tax credits following certain defined changes in stock ownership under Section 382 of the

Internal Revenue Code and the accompanying Treasury Regulations. Calculating the impact of Section 382 would be a very costly and time consuming process. By completing this calculation, we would be required to include a valuation allowance for the amount of net operating losses limited by Section 382. Since we currently offset 100% of our deferred asset with a valuation allowance, we believe we do not need to complete this calculation until such time we become profitable and are required to for the filing of our federal income tax return in a profitable year.

Note 9. Stockholder’s Equity, page F-13

7.	We note your response to our prior comment 13. It is not evident how you were able to conclude that no beneficial conversion features should be recorded. Please provide us with your analysis for each period presented for each transaction where notes were issued and can be converted at a discount to the market price of the stock. Include in your analysis the following information:

•	Principal amount of the note,

•	The date of the promissory note,

•	The commitment date,

•	The conversion terms for example, the lesser of $1.25 per share or a 40% discount to the average closing bid price for the thirty days after the signing of the agreement,

•	The fair value of the common stock at the commitment date and how fair value was determined, for example market price,

•	The conversion price,

•	The intrinsic value of beneficial conversion feature.

Response:

We will amend our 10-KSB and 10-QSB filings with the Securities and Exchange Commission for additional interest expense of $65,000 and $600,000 for the years ended December 31, 2005 and 2004, respectively as result of the beneficial conversion feature associated with certain note payable agreements. Please see Exhibit 2.

8.	We note your response to our prior comment 14 and the inclusion of your response in the Form 10-Q for the period ended March 31, 2006. The addition of language indicating the adoption of SFAS No, 123(R) does not fully meet the disclosure requirements of SFAS No 123 or 123(R). Refer to paragraphs 45-48 of SFAS 123 and paragraph 64 of SFAS 123(R). Please provide all of the required disclosure in your amended filings..

Response:

Based on our conference call with the SEC on August 29, 2006, we determined that we incorrectly accounted for an issuance of restricted common stock during the three months ended March 31, 2006. We will amend our Form 10-QSB filing to correct the value of the shares issued which will be based on the price of our common stock on the date of the grant. In addition, we will amend our filing to comply with the disclosure requirements of SFAS 123 and SFAS 123(R) as follows:

Note 7 – Restricted Stock Based Compensation

Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123R, “Accounting for Stock-Based Compensation” (“SFAS No. 123R”), which requires stock-based compensation to be measured based on the fair value of the awards on the grant date. The Company elected the “modified prospective method” of transition as permitted by SFAS No. 123R. Under this transition method, the Company is required to record compensation expense for all awards granted after the date of adoption and for the unvested portion of previously granted awards that were outstanding at the date of adoption, and accordingly, periods prior to adoption are not restated. The Company has not historically granted stock options to employees. However, for the three months ended March 31, 2006, total equity-based compensation of approximately $15,700 was included in operating expense, resulting from the amortization of previously issued restricted stock awards. In connection with these awards, unrecognized equity-based compensation was approximately $42,000 at March 31, 2006, which is expected to be fully amortized by December 31, 2006. In addition, the Company expensed $40,000 of restricted stock awards resulting from a grant of 250,000 shares of restricted stock, as described below.

Restricted Stock

During the three months ended March 31, 2006, the Company granted the following shares of restricted stock as compensation:

•	6000,000 shares were issued to four board members to satisfy $28,000 of previously accrued compensation. These shares have a weighted average grant date fair value of approximately $0.05.

•	250,000 shares were issued to our former CEO as severance payment. These shares have a weighted average grant date fair value of approximately $40,000. This amount has been fully expensed during the three months ended March 31, 2006.

All of the above shares vested immediately upon issuance.

Note 11. Commitments and Contingencies, page F-14

9.	We note your response to prior comment 15 and proposed revisions. Reference is made to the last sentence of your response. We assume that you will reclassify the gain on extinguishment of debt for 2005 also. Further, your reference to obtaining written negotiations legally releasing you from your obligations is not clear. Please disclose, if true, that you were legally released from the liabilities by the creditors.

Response:

We will reclassify the gain for extinguishment of debt for 2005 in the amended Form 10-KSB. A disclosure will also be made that we were legally released from the liabilities though agreements with the creditors.

Form 10-Q for the period ended March 31, 2006

Notes to Financial Statements

Note 4 – Asset Purchase, page 8

10.	In addition to the proposed disclosure included in your response to prior comment 16, please also indicate whether the version acquired will be marketed until a new version is developed by the company.

Response:

Additional disclosure will be added to Note 4 – Asset Purchase in the amended March 31, 2006 Form 10-QSB to include the class of the intangible, fair value, and amortization period. Management is currently evaluating the allocation of the purchase price between software costs and trademarks. The software costs will be amortized over a period of three years and the trademarks will not be amortized, but evaluated for impairment under the guidance of Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets”. In addition, there was no research and development purchased by the Company. Prior to the Company’s purchase, the software had been designed, coded and tested to meet the technological feasibility requirements of Statements of Financial Accounting Standards No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed”. The software had previously been sold and was being used by over 800 customers prior to being purchased by the Company. Management decided to perform additional work on the software before releasing a new version. The version purchased by the Company has not been released for sale. An updated version will be released in the third quarter of 2006 as Silent Sword Version 2.0. Additional versions will be developed for future releases.

Note 6 – Stockholders’ Equity, page 9

11.	We note that you have determined the fair value of your stock to be .015 cents as of March 9, 2006 based on other stock issuances during the first quarter of 2006. We also note that several of your stock issuances have been at substantial discounts to the bid or market price of your common stock. Please advise us of the specific stock issuances you have relied upon to establish fair value. Include in your response the date the stock was issued, the stock price, market price and whether the transaction was with a third party. Further, please tell us what consideration you have given to the market price in determining the fair value of your common stock.

Response: We based our valuation on a recent issuance of common stock in connection with the purchase of our SilentSword software. We determined the value of this software was $150,000 based on our negotiations with the seller which resulted in a per share price of $0.015. Statement of Financial Accounting Standards No. 123(R) (As Amended) “Share Based Payment” establishes the measurement principles for transactions in which equity instruments are issued in exchange for the receipt of goods or services. Specifically, Paragraph 7 of SFAS 123(R) states that the fair value of goods or services received in a share-based payment transaction with non-employees is more reliably measurable than the fair value of the equity instruments issued, the fair value of the goods or services received shall be used to measure the transaction.

Very truly yours,

/s/ Gary R. Henrie
Gary R. Henrie

EXHIBIT 1 – AMENDED CASH FLOW STATEMENT

HORIZON HOLDING CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2005 and 2004

	2005 (as restated)	2004 (as restated)
Cash flows from operating activities:
Net loss	$(1,336,342)	$(2,501,076)
Adjustments to reconcile net loss to cash used in operations:
Amortization of deferred stock-based employee compensation	314,867	572,324
Gain on extinguishment of debt	(3,374)	(310,125)
Amortization of stock issued for services	408,750	1,030,545
Stock issued to directors for services	36,000	4,904
Stock issued to vendor for services	6,667	—
Impairment of property and equipment	2,666	10,809
Depreciation and amortization	1,920	76,414
Loss on disposal of fixed assets	500	—
Changes in operating assets and liabilities:
Inventories	48,967	227,109
Other current assets	181,582	33,980
Other assets	4,077	12,177
Accounts payable	(10,942)	(179,698)
Accrued expenses	(31,034)	(89,395)

Net cash used in continuing operations	(375,696)	(1,111,932)
Net cash provided by discontinued operations	18,825	173,344

Net cash used in operating activities	(356,871)	(938,588)

Cash flows from investing activities:
Proceeds from sale of certificate of deposit	35,000	—
Issuance of loan receivable	(10,000)	—
Purchase of Games for Golf	—	(30,000)
Purchase of property and equipment	—	(2,280)

Net cash provided by (used in) in investing activities:	25,000	(32,280)

Cash flows from financing activities:
Payments on deferred loan costs	—	(60,000)
Proceeds from the sale of common stock	—	313,154
Payments on capital lease	(9,915)	(11,360)
Proceeds from notes payable	265,562	600,000
Fees paid to issue convertible note	(3,000)	(30,000)
Fees paid to convert warrants	—	(20,000)

Net cash provided by financing activities	252,647	791,794

Net decrease in cash and cash equivalents	(79,224)	(179,074)

Cash and cash equivalents, beginning of period	248,729	427,803

Cash and cash equivalents, end of period	$169,505	$248,729

Supplemental disclosures of cash flow information:
Cash paid during the period for interest	$561	$36,494

Supplemental disclosures of non-cash investing and financing activities:
Issuance of common stock for acquisition of Games for Golf	$—	$10,900

Conversion of note payable into common stock	$15,562	$600,000

EXHIBIT 2 - INVERTED PARADIGMS CORPORATION

	Original Feb 16, 2004		Amended June 14, 2004
Amount of Debt		$600,000		$600,000

Stock Price at Issuance Date	02/16/04	2.7500	06/14/04	2.7600
Lesser of:
Avg. stock price 20 days preceding issue date	1.7900		1.4400
Discount	40%		40%

Discounted Stock Price	1.0740		0.8640

Other Price	N/A		1.2500
Lesser Amount		1.0740		0.8640

Shares Received if Converted		558,659		694,444
Stock Price at Issuance Date	2.7500		2.7600
Discounted Stock Price	1.0740		0.8640

Difference		1.6760		1.8960

Intrinsic Value of Beneficial Conversion		$936,313		$1,316,667

Intrinsic Value of Beneficial Conversion Limited to Principal Amount of the Note				$600,000

	Dec 6, 2005		July 7, 2005		July 7, 2005
Amount of Debt		$50,000		$5,000		$10,000

Stock Price at Issuance Date	12/06/05	0.1500	07/07/05	0.1800	07/07/05	0.1800
Lesser of:
Avg. stock price 10 days preceding issue date	0.1250		0.1340		0.1340
Discount	50%		0.5000		0.5000

Discounted Stock Price	0.0625	0.0625		0.067		0.067

Shares Received if Converted		800,000		74,627		149,254
Stock Price at Issuance Date	0.1500		0.1800		0.1800
Discounted Stock Price	0.0625		0.0670		0.0670

Difference		0.0875		0.1130		0.1130

Intrinsic Value of Beneficial Conversion		$70,000		$8,433		$16,866

Intrinsic Value of Beneficial Conversion Limited to Principal Amount of the Note		$50,000		$5,000		$10,000